Exhibit B-2(g)

SUPPLEMENTAL INSTRUCTIONS
PURSUANT TO TRUST AGREEMENT
OF RIVER FUEL TRUST #3
DATED FEBRUARY 22, 1989

No. 2004-1

These Supplemental Instructions, dated February 12, 2004, are given pursuant to the Trust Agreement dated as of February 22, 1989, as amended, among JPMorgan Chase Bank, as successor Trustor, The Bank of New York, as successor Trustee, and System Energy Resources, Inc., as Beneficiary, under which River Fuel Trust #3 (the "Trust") was formed.

WHEREAS, the Trust Agreement contemplates the delivery by the Beneficiary to and acceptance by the Trustee of Supplemental Instructions with respect to the execution and delivery of agreements, acceptance of assignments of agreements or rights, acquisition of properties and entering into of certain transactions by River Fuel Funding Company #3, Inc., a Delaware corporation (the "Company"), all of the capital stock of which is owned by the Trust, in accordance with lawful requests of the Beneficiary; and

WHEREAS, the Beneficiary now desires to give Supplemental Instructions to the Trustee as herein set forth;

NOW, THEREFORE, the Beneficiary hereby gives, and the Trustee by its signature hereto hereby accepts, the following Supplemental Instructions:

That the Trustee use its best efforts to cause the Company (a) to borrow $50,000,000 in aggregate original principal amount pursuant to Note Purchase Agreements relating to Intermediate Term Secured Notes, 4.05% Series E due February 15, 2009 (the "Series E IT Notes"), and (b) to perform all the Company's obligations and duties and to exercise all its rights under said Note Purchase Agreements.

        Section 1.    Definitions. For the purpose of these Supplemental Instructions, the capitalized terms used herein and not otherwise defined herein shall have the meanings set forth in the Trust Agreement.

        Section 2.    Authorization and Direction to Use Best Efforts to Cause the Company to Accept and/or Execute Documents or Rights. The Trustee is hereby directed to cause the Company to:

  execute and deliver to the Purchasers named therein Note Purchase Agreements in substantially the form delivered herewith, relating to the issuance of $50,000,000 original aggregate principal amount of Series E IT Notes;
  execute and deliver to said Purchasers Series E IT Notes, substantially in the form and in the principal amounts provided in said Note Purchase Agreements; and
  perform all other acts and execute all other documents and certificates necessary to consummate the Closing under said Note Purchase Agreements.
        Section 3.    Use of Proceeds. The proceeds of the Series E IT Notes are to be deposited in the Collateral Account and shall be applied to the payment of the Series D IT Notes which mature on February 15, 2004 and to the purchase of additional nuclear fuel.

        Section 4.    Confirmation of Trust. The Trustee hereby confirms by its execution hereof that the declaration of trust embodied in Section 3 of the Trust Agreement shall apply fully to all rights, estates, properties, assets, payments or proceeds received or obtained by the Company pursuant to these Supplemental Instructions, all of which constitute part of the Trust Estate.

        Section 5.    Other Provisions. Except as herein expressly provided, all of the terms and provisions of the Trust Agreement shall as nearly as may be practicable apply to all rights and obligations obtained or incurred by the Trustee or the Company pursuant to these Supplemental Instructions.

IN WITNESS WHEREOF, the parties hereto have executed these Supplemental Instructions the day and year first above written.

SYSTEM ENERGY RESOURCES, INC.

By: /s/ Frank Williford
Frank Williford
Assistant Treasurer

ACCEPTED:

THE BANK OF NEW YORK, as Trustee

By: /s/ Louis P. Young